Exhibit (a)(5)(G)

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE   •   COMMUNIQUE AUX MEDIAS   •   MEDIENMITTEILUNG

Novartis completes tender offer for all outstanding shares of AveXis, Inc.

Basel, May 15, 2018 — Novartis AG (NYSE: NVS) (“Novartis”) today announced the successful completion of the previously announced tender offer by its indirect wholly-owned subsidiary, Novartis AM Merger Corporation (“Purchaser”), for all the outstanding shares of common stock, par value $0.0001 per share, of AveXis, Inc. (NASDAQ: AVXS) (“AveXis”) at a price of USD 218.00 per share, net to the seller in cash, without interest and subject to any tax withholding.

American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, has advised Purchaser that, as of 12:00 Midnight, New York City time, at the end of the day of Monday, May 14, 2018 (the “Expiration Time”), the expiration of the tender offer, (i) 30,368,057 shares were validly tendered and not withdrawn in the tender offer, representing approximately 82.48% of AveXis’ outstanding shares of common stock, and (ii) Notices of Guaranteed Delivery had been delivered with respect to 1,058,258 additional shares, representing approximately 2.87% of the outstanding shares. Purchaser has accepted for payment all shares validly tendered and not withdrawn and will promptly pay for such shares.

Novartis will promptly complete its acquisition of AveXis through consummation of a merger of Purchaser with and into AveXis without a vote of the AveXis stockholders in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”). Following the merger, AveXis will be an indirect wholly-owned subsidiary of Novartis, and each share of AveXis’ common stock outstanding immediately prior to the effective time of the merger (other than shares owned by Novartis, Purchaser, AveXis or any subsidiary of Novartis or AveXis or by any AveXis stockholders who properly perfected their appraisal rights under the DGCL) will be converted into the right to receive USD 218.00 per share, net to the seller in cash, without interest and subject to any tax withholding, the same consideration received by stockholders who tendered their shares in the tender offer. As a result of the merger, AveXis common stock will cease to be traded on the NASDAQ Global Select Market.

Disclaimer
This press release contains forward-looking statements that can generally be identified by words such as “will,” or similar expressions. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic and biosimilar pharmaceuticals and eye care. Novartis has leading positions globally in each of these areas. In 2017, the Group achieved net sales of USD 49.1 billion, while R&D throughout the Group amounted to approximately USD 9.0 billion. Novartis Group companies employ approximately 124,000 full-time-equivalent associates. Novartis products are sold in approximately 155 countries around the world. For more information, please visit http://www.novartis.com.

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